OPERATING AGREEMENT

OF

BALI BEVERAGE COMPANY, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

BALI BEVERAGE COMPANY, LLC

A California Limited Liability Company

This OPERATING AGREEMENT of BALI BEVERAGE COMPANY, LLC, a California limited liability company (the "Company"), is made and entered into and shall be effective as of September 22, 2017 by Edward Farley, Ken Ramirez, Matt Vernon, Tim Connell, Stephen Houck, Nicolas M. Sundlie-Chambon, Kazuma Yamauchi and Ronnie Roy, P.C., and such other persons admitted as Members from time to time (its "Members").

WHEREAS, the Company was formed pursuant to the filing of a Certificate of Formation on September 22, 2017 with the California Department of Corporations, under the California Act;and

WHEREAS, the parties desire to adopt and approve this Agreement, as the limited liability company agreement for the Company, to establish their rights and responsibilities and to govern their relationships.

NOW, THEREFORE, in consideration of the mutual covenants and agreements that are herein made and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS AND RULES OF CONSTRUCTION

1.1   Definitions. The following terms, as used herein, shall have the following respective meanings:

1.1.1   "Agreement" means this Operating Agreement, as it may be amended, restated or supplemented from time to time.

1.1.2   "Article of Organization" means the article of organization of the Company, as amended or restated from time to time, filed in the Secretary of State of the State of California in accordance with the California Act.

1.1.3   "California Act" means the California Revised Uniform Limited Liability Company Act, Section 17701 et seq. of the California Corporations Code.

1.1.4   "Capital Account" in respect of any Member shall mean the amount of such Member's Capital Contributions, increased or decreased in accordance with the provisions of this Agreement.

1.1.5   "Capital Contribution" means the amount of money contributed by such Member to the Company and, if property other than money is contributed, the fair market value of such property, net of liabilities assumed or taken subject to by the Company.

1.1.6 "Certificate of Cancellation" means a certificate of cancellation filed in accordance with the California Act.

1.1.7 "Certificate of Dissolution" means a certificate of dissolution filed in accordance with the California Act.

1.1.8 "Class A Members" means, at any time, any Person holding Class A Units at such time.

1.1.9 "Class A Units" means the Class A Units of the Company.

1.1.10 "Class B Members" means, at any time, any Person holding Class B Units at such time.

1.1.11 "Class B Units" means the Class B Units of the Company.

1.1.12 "Class B Unit Purchase Agreement" means the Subscription Agreement by and between the Company and each of the Class B Members, as the same may amended or modified in writing from time to time.

1.1.13 "Company" means BALI BEVERAGE COMPANY, LLC.

1.1.14 "Distribution" shall mean any transfer of money or property to a Member, in its capacity as a Member, from the Company pursuant to this Agreement, including, but not limited to, any amount distributed to it upon its withdrawal from the Company or upon its withdrawal of a portion of its Capital Account.

1.1.15 "Economic Interest" means a Person's right to share in the cash distributions, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as otherwise provided herein, any right to information concerning the business and affairs of the Company.

1.1.16 "Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality thereof, or any court or arbitrator (public or private).

1.1.17 "Interest" means the ownership interest of the Member in the Company (which shall be considered personal property for all purposes), consisting of (i) such Member's interest in capital, profits, losses, credits, allocations and distributions, (ii) such Member's right to vote or grant or withhold consents with respect to Company matters as provided herein or in the California Act and (iii) such Member's other rights and privileges as herein provided.

1.1.18 "Liquidator" shall have the meaning set forth in Section 10.3 hereof.

1.1.19 "Managers" or "Board of Managers" means the Person or Persons designated pursuant to Section 3.3 hereof and all other Persons who may from time to time be duly designated to serve as Managers in accordance with the provisions hereof and shall consist of the Operating Managers and the Non-Operating Managers, so long as each such Person shall continue in office in accordance with the terms hereof and all such Persons are intended to constitute "Managers" of the Company within the meaning of the California Act.

1.1.20 "Members" means Edward Farley, Ken Ramirez, Matt Vernon, Tim Connell, Stephen Houck, Nicolas M. Sundlie-Chambon, Kazuma Yamauchi and Ronnie Roy, P.C. and any other Person who may from time to time be admitted to the Company as a substituted member as herein provided.

1.1.21 "Non-Operating Managers" means Tim Connell and Kazuma Yamauchi.

1.1.22 "Operating Managers" means Edward Farley, Ken Ramirez and Matthew Vernon.

1.1.23 "Percentage Interest" means the percentage of issued and outstanding Units owned by a Member represented by a fraction, the numerator of which is the number of Units owned by such Member and the denominator of which is the aggregate number of issued and outstanding Units as of the date of determination. The sum of the Percentage Interests shall equal 100%.

1.1.24 "Person" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures, limited liability companies, estates and other entities, whether or not legal entities.

1.1.25 "Service Relationship" means service to the Company or its successor in the capacity of an employee or such other service relationship that is approved by the Managers.

1.1.26 Supermajority in Interest" means, the Members holding more than eighty percent (80%) of the issued and outstanding Units, voting together as a single class.

1.1.27 "Tax Authority" means any Governmental Body responsible for the imposition of any Tax.

1.1.28 "Tax Return" means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any legal requirement relating to any Tax.

1.1.29 "Taxes" mean all federal, state, local and foreign income, property and sales taxes and tariffs and all charges, fees, levies or other assessments whether federal, state, local or foreign based upon or measured by income, capital, net worth or gain and any other tax including but not limited to all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, social security, unemployment, FICA, FUTA, excise, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever including all interest and penalties thereon, and additions to tax or additional amounts imposed or charged by any Governmental Body.

1.2   Capitalized Terms – California Act. Unless the context otherwise requires, capitalized terms used in this Agreement but not herein defined shall have the meanings set forth in the California Act.

1.3   Rules of Construction. Unless the context otherwise requires, references to the plural shall include the singular and the singular shall include the plural, and the words "hereof," "herein," "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provisions of this Agreement. Any use of the masculine, feminine or neuter herein shall be deemed to include a reference to each other gender.

ARTICLE II.

FORMATION AND PURPOSE

2.1   Name and Formation. The name of the Company shall be "BALI BEVERAGE COMPANY, LLC" or such other name as the Managers shall from time to time select. The Company is a limited liability company formed pursuant to the provisions of the California Act.

2.2   Purpose. The purpose of the Company is to develop, manufacture and distribute a mangosteen based beverage (the "Business") and to engage in any lawful act or activity for which limited liability companies may be formed under the Laws of the State of California.

2.3   Principal Place of Business. The principal place of business of the Company shall be at such location that the Managers determine from time to time.

2.4   Registered Agent; Registered Office. The registered agent and the registered office for the Company in the State of California shall be as set forth in the Article of Organization, as amended from time to time by the Managers.

2.5   Term. The term of the Company shall commence on the filing of the Article of Organization and shall continue until the Company is terminated upon the filing of a Certificate of Cancellation and Certificate of Dissolution at the time specified in Section 10.1 and in accordance with Section 10.4 of this Agreement.

2.6   Securities Laws. Each Member acknowledges that neither the Interests nor the Units have been registered under the Securities Act of 1933, as amended, or any state securities laws, as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by any Member without appropriate registration or the availability of an exemption from such requirements.

2.7   Units.

2.7.1   There shall be two classes of Units: Class A Units and Class B Units. The Class A Units and the Class B Units shall have the rights, preferences and privileges set forth in this Agreement. The rights, preferences and privileges of any new Units shall be determined by the Managers.

2.7.2   The Class A Units and Class B Units shall be identical for all purposes (including voting), except as set forth in this Agreement and except that, upon a liquidation of the Company, a Class B Member may elect to either (i) receive a distribution equal to the total of its Capital Contribution, less any distributions made to such Class B Member pursuant to Section 8.2 or (ii) receive a *pro rata* distribution, in accordance with such Class B Member's Percentage Interest.

ARTICLE III.

MANAGEMENT

3.1   Management and Control. Subject to Section 3.2, the management and control of the Company and of its business and the power to act for and bind the Company shall be vested exclusively in, and all matters and questions of policy and management shall be decided solely by the affirmative majority vote of the Managers, which must include a majority of the Operating Managers. Notwithstanding the above, the Managers, in their sole discretion, may delegate the powers and duties set forth herein in accordance with the terms of this Agreement. The Managers shall have all the rights and powers generally necessary or convenient in connection with the management and operation of the Company and of the business of the Company, including without limitation the right to, or, as applicable, cause the Company to:

3.1.1   acquire, hold, dispose of, exchange or hypothecate any property, real, personal or mixed, including the purchase, lease, improvement, maintenance, exchange, trade or sale of such property from, with or to any party, including without limitation a person or entity related to or controlled by the Managers, at such price, rental or amount, for cash, securities or other property, and upon such terms as the Managers deem to be in the best interest of the Company;

3.1.2   borrow money and accelerate the receipt of payments under contracts and to guarantee the debts of others and, if security is required for any of the foregoing, to pledge, assign, lien, mortgage or subject to any other security device all or any portion of the property of the Company, to obtain replacements of any mortgage or any other security device, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any obligation or security device, all of the foregoing at such terms and in such amounts as the

Managers deem to be in the best interest of the Company;

3.1.3 place title to, or the right to use, Company assets in the name or names of a nominee or nominees for any purpose the Managers deem convenient or beneficial to the Company;

3.1.4 acquire and enter into any contract of insurance that he deems necessary and proper for the protection of the Company and the conservation of its assets;

3.1.5 employ attorneys, independent certified public accountants, insurance brokers, appraisers, investment advisors and the like;

3.1.6 deposit funds of the Company in checking or savings accounts and money markets and designate the signatures for withdrawal therefrom and invest in short term obligations such funds of the Company as they deem from time to time not to be needed for current operations;

3.1.7 prosecute, defend, settle or compromise any actions, claims, investigations or tax audits at the Company's expense as they deem necessary or proper to enforce or protect the interests and property of the Company and to satisfy any judgment or settlement;

3.1.8 include in any mortgage, lien or security interest granted by the Company a confession of judgment against the Company;

3.1.9 appoint and remove officers of the Company as provided herein;

3.1.10 execute and deliver contracts, instruments, filings, notices and other documents of whatsoever nature on behalf of the Company and all certificates or other documents (including, without limitation, the Article of Organization and any amendments thereto) required or permitted to be filed by or on behalf of the Company pursuant to the California Act (any such contract, instrument, certificate or other document to require the signature of only one Manager or, in lieu thereof, the signature of such officer, employee or agent to whom authority for such action has been delegated by the Managers);

3.1.11 accept new Members and allocate to them appropriate Percentage Interests in the Company;

3.1.12 make distributions from the Company;

3.1.13 make any amendment or modification to this Agreement;

3.1.14 pay any salary or remuneration to a Manager for services rendered to the Company in such Person's capacity as Manager; and

3.1.15 hire or fire any employee of the Company.

3.2 <u>No Management by the Members</u>. Except for such voting rights expressly reserved herein for the Members, the Members shall not be entitled to participate in the management of the affairs of the Company.

3.3   Designation of Managers. The Members hereby designate Edward Farley, Ken Ramirez and Matthew Vernon as the Operating Managers and Tim Connell and Kazuma Yamauchi as the Non-Operating Managers.

3.4   Meetings and Votes - Managers. The Board of Managers, if consisting of more than one Person, shall meet from time to time, upon written notice from any Manager requesting such meeting. Meetings of the Managers shall be held at the principal place of business of the Company or at such other places as the Managers may designate from time to time. Any meeting of the Managers may be held by conference telephone or electronic mail or similar communication equipment so long as all Managers participating in the meeting can hear one another or see the communications from all others, and all Managers participating by telephone or similar communication equipment shall be deemed to be present in person at the meeting. It is the responsibility of the Manager calling for a meeting to arrange for the appropriate communication equipment, to the extent practicable. The unanimous presence of the Managers is required for a meeting to be valid.

3.5   Action by Written Consent Without a Meeting. Any action that may be taken at any meeting of the Managers may be taken without a meeting if a consent in writing setting forth the action so taken is signed by each Manager whose consent hereunder is required. Any such written consent may be executed and given by telecopy or similar electronic means. Such consents shall be filed with the Company and shall be maintained in the Company's records.

3.6   Termination of Managers. A Manager may resign as a Manager by written notice to the Company. A Manager can only be removed as follows: (i) with or without cause by a vote of a Supermajority in Interest; (ii) if such Manager commences a voluntary case, or has entered against it a petition, for relief under any federal bankruptcy act or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors, (iii) if such Manager causes, suffers or consents to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non-judicial proceedings, to hold, administer and/or liquidate all or substantially all of its property, (iv) if such Manager makes an assignment for the benefit of creditors, (v) if such Manager is convicted of a crime of moral turpitude, (vi) if a court of competent jurisdiction determines that the Manager has violated the terms of this Agreement or any other agreement binding on the Company, including, any employee manual for the Company, or (vii) if the Manager dies or becomes incapacitated or resigns.

3.7   Exculpation. To the fullest extent permitted by applicable laws, no Manager shall be liable, responsible or accountable in damages or otherwise to the Company or to the Members for any act or omission performed or omitted by such Manager, whether in his capacity as a Manager or otherwise. To the extent that, at law or in equity, a Manager has duties (including fiduciary duties) and liabilities related thereto to the Company or to the Members, it is expressly agreed by the Members that such liabilities and duties shall be deemed eliminated, and if elimination is not allowed by applicable laws, they shall be deemed limited to the fullest extent permitted by applicable laws.

3.8   Reimbursement and Compensation. The Managers shall be entitled to receive fees, salary or remuneration for services rendered to the Company in their capacity as Managers, as determined from time to time by the Managers. Additionally, the Managers shall be entitled to reimbursement of expenses reasonably incurred on behalf of the Company.

3.9   Non-Competition; Non-Solicitation. During the period in which a Person is a Member hereunder and for a period of one (1) year following the termination or cessation of such Member holding a Unit in the Company for any reason, such Member will not, without the prior written consent of the Managers:

3.9.1 For himself or on behalf of any other person or entity, directly or indirectly, either as principal, partner, stockholder, officer, director, member, employee, consultant, agent, representative or in any other capacity, own, manage, operate or control, or be concerned, connected or employed by, or otherwise associate in any manner with, engage in or have a financial interest in, any business that owns, operates, markets or commercializes developing solutions and providing services which are similar or competitive to the Company's products and services anywhere in the world (the "Restricted Territory") or (ii) provides any services or sells any products that are competitive with the business of the Company to any of the Company's current clients or documented prospects within or outside of the Restricted Territory; or

3.9.2   either individually or on behalf of or through any third party, directly or indirectly, solicit, divert or appropriate or attempt to solicit, divert or appropriate, for the purpose of competing with the Company, any clients or customers of the Company, or any prospective clients or customers with respect to which the Company has developed or made a sales presentation (or similar offering of services), even if such clients or customers were introduced to the Company by such Member; or

3.9.3   either individually or on behalf of or through any third party, directly or indirectly, (i) solicit, entice or persuade or attempt to solicit, entice or persuade any employee of or consultant to the Company to leave the service of the Company for any reason, (ii) employ, cause to be employed, or solicit the employment of, any employee of or consultant to the Company while any such person is providing services to the Company or within six months after any such person ceases providing services to the Company, or (iii) make any false, disparaging or derogatory statements to any media outlet, industry group, financial institution or current or former employee, consultant, client or customer of the Company regarding the Company or any of its members, employees, agents or representatives or about the Company's business affairs and financial condition; or

3.9.4   either individually or on behalf of or through any third party, directly or indirectly, interfere with, or attempt to interfere with, the relations between the Company and any vendor or supplier to the Company.

3.9.5   Reasonableness of Restrictions. The Members further recognize and acknowledge that the time period and the specific but broad geographical scope of the provisions of Section 3.9 is reasonable, legitimate and fair to the Member in light of the Company's need to market its services and sell its products in a large geographic area in order to have a sufficient customer base to make the Company's business profitable.

ARTICLE IV.

OFFICERS

4.1 <u>General Power and Authority</u>. While Company decisions generally shall be made by the Managers, the daily operation of the business of the Company may be delegated to agents of the Company designated as officers by the Managers.

4.2 <u>Appointment of Officers</u>. The officers of the Company shall be appointed by the Managers and shall serve at the pleasure of the Managers and have such authority and perform such duties as delegated to them by the Managers or as provided in this Agreement.

4.3 <u>Duties and Authority of the Chief Executive Officer</u>. Chief Executive Officer shall be the chief executive officers of the Company. Subject only to the authority of the Managers, the Chief Executive Officer shall have general charge and supervision over, and responsibility for, the business and affairs of the Company. Unless otherwise directed by the Managers, all other officers shall be subject to the authority and supervision of the Chief Executive Officer. The Chief Executive Officer may enter into and execute in the name of the Company contracts or other instruments that are authorized, either generally or specifically, by the Managers. The Chief Executive Officer shall have the general powers and duties of management usually vested in the office of the president of a corporation. The Managers hereby designate Ken Ramirez as the Chief Executive Officer.

4.4 <u>Duties and Authority of Any Other Officer</u>. Any other officer(s) appointed by the Managers shall perform such duties and have such authority as from time to time may be delegated to the other officer(s) by the Managers.

4.5 <u>Removal and Resignation of Officers</u>. The Managers may remove any officer, with or without cause, at any time. Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of such notice or at any later time specified in such notice (unless such officer is otherwise removed prior to such date); and unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective.

ARTICLE V.

THE MEMBERS

5.1 <u>Limitation of Liability</u>. The debts, obligations and liabilities of the Company, whether arising by contract, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Members nor the Managers shall be obligated personally for any such debt, obligation or liability by reason of their managing the affairs of the Company or otherwise, and neither the Members nor the Managers shall be obligated personally for any such debt, obligation or liability of the Company by reason of their status as Members or Managers, as the case may be, of the Company or otherwise. A Member shall, however, be liable to the

Company for payment of its capital contribution in the amount set forth in Exhibit A (a form of which is attached hereto) which will be maintained at the principal office of the Company.

5.2   Withdrawals. No Member can withdraw the Member's Capital Contribution without prior written consent of the Managers.

5.3   Rights of First Refusal on Voluntary Transfers.

5.3.1   Right of First Refusal of the Company. Any Member who intends to sell, assign, transfer or otherwise voluntarily alienate or dispose of any Units above 2% of the outstanding Units of the Company (the "Selling Member") shall, prior to any such transfer, give written notice (the "Selling Member's Notice") of such intention to the Company and the other Members. The Selling Member's Notice shall include the name of the proposed transferee (the "Proposed Transferee"), the proposed purchase price per Unit, the terms of payment of such purchase price and all other matters relating to such sale and shall be accompanied by a copy of a binding written agreement of the Proposed Transferee to purchase such Units from the Selling Member. The Selling Member's Notice shall constitute a binding offer by the Selling Member to sell to the Company or its designee and the and other Members such number of Units (the "Offered Units") then owned by the Selling Member as are proposed to be sold in the Selling Member's Notice at the monetary price per Unit designated in the Selling Member's Notice, payable as provided in Section 5.3.3 hereof. Not later than thirty (30) days after receipt of the Selling Member's Notice, the Company shall deliver written notice (the "Company's Notice") to the Selling Member and other Members stating whether the Company has accepted the offer stated in the Selling Member's Notice. The Company may only accept the offer of the Selling Member in whole and may not accept such offer in part. If the Company accepts the offer of the Selling Member, the Company's Notice shall fix a time, location and date for the closing of such purchase, which date shall be not less than ten (10) nor more than thirty (30) days after delivery of the Company's Notice.

5.3.2   Right of First Refusal of Non-Selling Members. If the Company fails to accept the offer stated in the Selling Member's Notice within the thirty (30) day period provided in Section 5.3.1, then all of the Members other than the Selling Member (the "Buying Members") shall have the right to purchase the Offered Units, at the monetary price per Unit designated in the Selling Member's Notice, payable as provided in Section 5.3.3. Not later than thirty (30) days after the expiration of the thirty (30) day period described in Section 8.3(a), the Buying Members shall deliver to the Selling Member a written notice (the "Buying Members' Notice") stating whether the Buying Members have accepted the offer stated in the Selling Member's Notice. The Buying Members may only accept the offer of the Selling Member in whole and may not accept such offer in part. If the Buying Members accept the offer of the Selling Member, the Buying Members' Notice shall fix a time, location and date for the closing of such purchase, which date shall be not less than ten (10) nor more than thirty (30) days after delivery of the Buying Members' Notice. Unless otherwise agreed between or among the Buying Members, the purchase by the Buying Members shall be pro rata based on their Percentage Interests; provided, that if one or more of the Buying Members elects not to purchase any Offered Units, the remaining Buying Members may purchase all of the Offered Units without the consent of any non-purchasing Members, pro rata between or among them based on their Percentage Interests or in such other manner as they may agree.

5.3.3   Closing. The place for the closing of any purchase and sale described in Section 5.3.1 or Section 5.3.2 shall be the principal office of the Company or at such other place as the parties shall agree. At the closing, the Selling Member shall accept payment on the terms offered by the Proposed Transferee; *provided, however*, that the Company and the Buying Members shall not be required to meet any non-monetary terms of the proposed transfer, including, without limitation, delivery of other securities in exchange for the Units proposed to be sold. At the closing, the Selling Member shall deliver to the Company or the Buying Members, as the case may be, in exchange for Units purchased and sold at the closing, certificates, if any, for the number of Units stated in the Selling Member's Notice, accompanied by duly executed instruments of transfer, or such other documents as may be necessary to effectuate such transfer of Units.

5.3.4   Transfers to Third Parties. If the Company and the Buying Members fail to accept the offer stated in the Selling Member's Notice, then, subject to the Members' rights in Section 5.4 below, the Selling Member shall be free to sell all, but not less than all, of the Offered Units to the designated transferee at a price and on terms no less favorable to the Selling Member than described in the Selling Member's Notice; *provided, however*, that such sale is consummated within ninety (90) days after the later of the giving of the Selling Member's Notice to the Company and the Members. As a condition precedent to the effectiveness of a transfer pursuant to this Section 5.3.4, the Proposed Transferee shall agree in writing prior to such transfer to become a party to this Agreement and shall thereafter be permitted to transfer Units only in accordance with this Agreement.

5.3.5   Transfers to Permitted Transferees. The restrictions on transfer contained in this Section 5.3 and Section 5.4 shall not apply to transfers by a Member to (a) any member of the transferor's immediate family, (b) the transferor's executor, administrator, guardian, conservator, trustee, or personal representative to whom such Units are transferred at death or involuntarily by operation of law, or (c) if the transferor is a trust, the beneficiaries to whom such Units are transferred pursuant to the terms of the governing instrument upon the termination of the trust, (collectively, "Permitted Transferees"); provided, however, that in any such event the Units so transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement, and each such Permitted Transferee shall so acknowledge in writing as a condition precedent to the effectiveness of such transfer.

5.4   Tag Along.

5.4.1   Notice of Proposed Sale. In the event all of the Offered Units offered for sale by the Selling Member pursuant to Section 5.3 are not purchased by the Company or Buying Members pursuant to Section 5.3 hereof or Transferred to a Permitted Transferee, and the Selling Member proposes to sell to the Proposed Transferee such Offered Units in accordance with Section 5.3, the Selling Member shall submit a written notice (the "Co-Sale Notice") to the Members disclosing the amount of Offered Units proposed to be transferred to the Proposed Transferee (the "Co-Sale Interests").

5.4.2   Right of Participation in Sales. Each Member that has not elected to exercise its right of first refusal pursuant to Section 5.3 hereof (each a "Non-Exercising Member"), shall have the right (the "Co-Sale Right") to sell to the Proposed Transferee, at the same price per Unit and on the same terms and conditions set forth in the Selling Member's

Notice, a portion of the Offered Units to be sold to the Proposed Transferee that is less than or equal to the quotient obtained by <u>dividing</u> (a) the total number of Units held by such Non-Exercising Member at the applicable time, by (b) the total number of Units held by all Non-Exercising Members (including the Selling Member) at the applicable time. To the extent a Non-Exercising Member exercises its Co-Sale Right in accordance with this Section 5.4, the Offered Units which the Selling Member may sell to the Proposed Transferee shall be correspondingly reduced.

5.4.3 <u>Notice of Intent to Participate</u>. If a Non-Exercising Member wishes to participate in any sale pursuant to this Section, then such Non-Exercising Member shall notify the Selling Member in writing of such intention as soon as practicable after such Non-Exercising Member's receipt of the Co-Sale Notice made herein, and in any event within twenty (20) days after the date such Co-Sale Notice has been delivered.

5.4.4 <u>Sale of Co-Sale Interests</u>. The Selling Member and each participating Non-Exercising Member shall sell to the Proposed Transferee all of the Units proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those set forth in the Selling Member's Notice. If the Units to be sold in accordance with this Section are sold to a Proposed Transferee who is not a party to this Agreement, such Proposed Transferee must agree in writing to be bound by the terms and conditions hereof applicable to the Members and the Offered Units so sold shall continue to be subject to the restrictions imposed by this Agreement.

5.4.5 <u>Closing</u>. Each Non-Exercising Member that elects to sell any Units pursuant to its Co-Sale Right shall be required to become a party to any agreement(s) contemplated by and expressly identified in the Selling Member's Notice to be executed and delivered by the Selling Member in connection with the sale of the Offered Units and shall be entitled to receive payment for the Units on the terms and at the time contemplated by the Selling Member's Notice. The closing of the sale of Units by any Non-Exercising Member pursuant to the provisions of this Section shall be made in accordance with the terms and conditions set forth in the Selling Member's Notice. At the closing, each participating Non-Exercising Member shall execute and deliver such instruments of conveyance as are reasonably requested by the Proposed Transferee in order to convey title to the Units being sold, free and clear of all liens, claims and encumbrances except as expressly provided in the Selling Member's Notice or in this Agreement.

5.5 <u>Drag-Along</u>.

5.5.1 In the event of a Drag-Along Sale (as defined below), each Member will (i) consent to the Drag-Along Sale, (ii) waive and agree not to pursue any dissenter's rights or any similar rights in connection with or related to such Drag-Along Sale, and (iii) if the Drag-Along Sale is structured as a sale of securities, agree to sell its vested Interests (or the applicable portion thereof) on the terms and conditions of such Drag-Along Sale. The Company and each Member will take all necessary and desirable lawful actions as are reasonably directed by the Dragging-Along Members in connection with the consummation of any Drag-Along Sale, including executing the applicable agreements relating to such Drag-Along Sale in accordance with Section 5.5.3.

5.5.2　If the provisions of Rule 506 promulgated by the Securities and Exchange Commission may be applicable to a proposed Drag-Along Sale, each holder of Interests who is not an "accredited investor," as that term is defined in Regulation D promulgated under the Securities Act, will, at the request of the Dragging-Along Members, appoint either a purchaser representative (as that term is defined in Rule 501 promulgated by the Securities and Exchange Commission) designated in good faith by the Company, in which event the Company will pay the reasonable and customary fees of such purchaser representative, or another purchaser representative that is reasonably acceptable to the Company, in which event such holder will be responsible for the fees of the purchaser representative so appointed.

5.5.3　Each Member agrees that, if the Dragging-Along Members so request, the agreements relating to the Drag-Along Sale may provide for indemnity by each Member in respect of representations and warranties regarding the Company, its Affiliates and their respective assets, properties, liabilities, operations and businesses, and that a source for payment of any such indemnity may be funds deposited in escrow for such purpose or otherwise segregated and withheld from the proceeds otherwise distributed to the selling Members, as the Dragging-Along Members may determine, and any such indemnification obligations will be borne by the selling Members as if they were post-closing adjustments to purchase price. Indemnification or other obligations relating to matters that relate to a particular Member or its Interests will be borne solely by such Member.

5.5.4　"Drag-Along Sale" means a single bona fide arm's length transaction or a series of related bona fide arm's length transactions (i) that would constitute a Change in Control (as defined below), (ii) that has received the approval of the Supermajority in Interest (the "Dragging-Along Members"), (iii) pursuant to which, upon the consummation of the Drag-Along Sale, each Member will receive the same form of consideration and the same portion of the aggregate net consideration (net of any adjustments or indemnities and following the payment of the reasonable expenses incurred by the Company or Members in connection with such Drag-Along Sale to the extent such expenses are approved by the Dragging-Along Members and are not otherwise paid by the Company or the acquiring party or parties) as such Member would have received if such aggregate net consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in this Agreement as in effect immediately prior to the consummation of the Drag-Along Sale (including funds deposited in escrow) (and, if less than all of the outstanding Interests are being sold in the Drag-Along Sale, then such portions of aggregate net consideration will be determined as if the Interests included in the Drag-Along Sale were all of the Interests then outstanding). "Change of Control" means the consummation of (i) an acquisition of the Company by any Person, including by way of merger, consolidation or otherwise, in which the Members of the Company immediately preceding such transaction own, following such transaction, securities representing less than fifty percent (50%) of the voting power of the surviving entity; or (ii) the sale or other disposition of all or substantially all of the assets of the Company; *provided, however*, that a transaction shall not constitute a "Change in Control" if its sole purpose is to change the state of formation or incorporation of the Company or to create a holding company that will be owned in substantially the same proportions by the Members holding the Company's securities immediately prior to such transaction

5.6 <u>Termination of Service Relationship</u>. If a Class A Member ceases to have a Service Relationship with the Company for any reason including the death or disability of such Member, the Company shall have the right in its sole election to purchase all (but not less than all) of the Units of such Member within one hundred and fifty (150) days of such event. In the event that the Company exercises this purchase right, the Company shall notify the Member in writing of its intent to purchase the Member's Units. Such notice may be mailed by the Company up to and including the last day of the time period provided for above for exercise of the purchase right. The notice shall specify the place, time and Closing date for payment of the purchase price. The Closing shall be not less than ten (10) days nor more than sixty (60) days from the date of mailing of the notice to the estate of the Member or holder of Units. At the closing, the Company, shall purchase the Units at a purchase price per Unit determined and payable in accordance with Section 5.6.1 hereof. If the Member's Units are not purchased by the Company, then such Units may be retained by the Member and shall continue to be subject to all other provisions of this Agreement.

5.6.1 <u>Appraisal</u>. The purchase price of each Unit purchased under Section 5.6 shall be the fair market value per Unit determined as follows:

(a) The fair market value per Unit shall be determined in each case pursuant to the provisions of this Section 5.6.1 as if all of the Units of the Company were being sold by a willing seller to a willing buyer, neither of whom is under any compulsion to buy or sell (the "<u>FMV Purchase Price</u>");

(b) Promptly upon the occurrence of an event triggering the Company's right to purchase a Member's Units, the Company on the one hand, and the Member (or his respective estate, transferees or successors), on the other hand (the "<u>Departing Member</u>"), shall attempt to negotiate the FMV Purchase Price in good faith. If, within thirty (30) days following commencement of such negotiations (the "<u>Negotiation Period</u>"), the parties shall have agreed upon the FMV Purchase Price, such FMV Purchase Price shall be binding upon the parties;

(c) If, during the Negotiation Period the parties shall not have been able to agree upon the FMV Purchase Price, then the parties shall promptly and mutually select a member or an associate of an independent investment banking firm, a public accounting firm, a business appraisal firm or another person experienced in valuing the securities of entities in businesses similar to the Company's (the "<u>Independent Appraiser</u>") to determine the FMV Purchase Price. If the parties are able to so mutually select the Independent Appraiser, then the parties shall promptly furnish to the Independent Appraiser such information concerning the Company's operations, assets and properties, financial condition, earnings, capitalization and sales of any of its Units, and any offers or indications of interest received by the Members or the Company, as the Independent Appraiser may request or the parties may deem relevant. The FMV Purchase Price as determined by the Independent Appraiser (which determination the Independent Appraiser shall be instructed to render in writing within thirty (30) days following the selection of such Independent Appraiser) shall be binding upon the parties. The fees and expenses of the Independent Appraiser shall be borne by the Departing Member.

(d)   If, within thirty (30) days following the expiration of the Negotiation Period, the parties shall not have been able to mutually select the Independent Appraiser, then the Company on the one hand, and the Departing Member or his legal representatives, on the other hand, shall each appoint a member or an associate of an independent investment banking firm, a public accounting firm, a business appraisal firm or another person experienced in valuing the securities of entities in businesses similar to the Company's as its appraiser (such party's "Appraiser"), and the parties shall promptly furnish to the two Appraisers so appointed such information concerning the Company's operations, assets and properties, financial condition, earnings, capitalization and sales of any of its Units, and any offers or indications of interest received by the Members or the Company, as either Appraiser may request or the parties may deem relevant. Each Appraiser shall, within thirty (30) days following its appointment, render in writing to the parties a report (such Appraiser's "Report"), which Report shall set forth the FMV Purchase Price as determined by such Appraiser, together with the calculation thereof in reasonable detail. If the difference between the FMV Purchase Prices determined by the two Appraisers is less than or equal to an amount equal to fifteen percent (15%) of the average of such FMV Purchase Prices, then the average of such FMV Purchase Prices, rounded to the nearest whole $0.01, shall be the FMV Purchase Price, and such FMV Purchase Price shall be binding upon the parties. The fees and expenses of the Appraiser appointed by the Company shall be borne by the Departing Member, and the fees and expenses of the Appraiser appointed by the Departing Member shall be borne by the Departing Member.

(e)If the difference between the FMV Purchase Prices determined by the two Appraisers is greater than an amount equal to fifteen percent (15%) of the average of such FMV Purchase Prices, then the two Appraisers shall promptly and mutually select a third appraiser using the same criteria as those used to select the Independent Appraiser, which third appraiser has not performed or agreed to perform services for the parties or any of their respective Affiliates during the previous five-year period (the "Third Appraiser") to determine the FMV Purchase Price, or failing action within such period by any party or Appraiser, the Third Appraiser shall be appointed by the American Arbitration Association, Boston, Massachusetts, upon application of any party or Appraiser. The Third Appraiser shall not receive copies of the reports of the two Appraisers, but the parties shall promptly furnish to the Third Appraiser such other information concerning the Company's operations, assets and properties, financial condition, earnings, capitalization and sales of any of its Units, and any offers or indications of interest received by the Members or the Company, as the Third Appraiser may request or the parties may deem relevant. The Third Appraiser shall, within thirty (30) days following its appointment, render in writing to the parties its independent determination of the FMV Purchase Price, together with the calculation thereof in reasonable detail. The FMV Purchase Price shall be the average of the Third Appraiser's determination of the FMV Purchase Price and the Appraiser's determination of FMV Purchase Price which is closest to the Third Appraiser's determination and such average FMV Purchase Price shall be binding upon the parties. The fees and expenses of the Third Appraiser shall be borne by the Departing Member.

(f) Each determination of FMV Purchase Price shall be based upon the assumption that all Units of the Company are being sold and shall not provide for a discount based on the sale of a minority interest in the Company.

(g)   The value so determined shall be equitably adjusted to reflect any subsequent Unit dividend, Unit split, reverse split, recapitalization or similar transaction of the Company.

5.6.2   Closing. The Departing Member whose Units are being purchased (including such Member's legally appointed representative(s)) shall tender all of the Units being purchased hereunder to the purchaser(s) thereof, at the principal office of the Company (or such other place as the parties may agree) at a reasonable date and time specified by the purchaser(s) (in any event within sixty (60) days of the notice from the purchaser(s) to purchase such Units), by delivery of certificates or documents representing such Units or such other document as may evidence the Departing Member's membership interest in the Company endorsed in proper form for transfer. The Company shall pay the purchase price by delivery to the legal representative of the Departing Member of a promissory note by the Company, which shall be payable in three (3) equal annual installments of one-third (1/3) of the unpaid balance of the purchase price, plus interest on the then unpaid balance of the purchase price at a floating rate per annum equal to the sum of the Prime Rate as published in The Wall Street Journal from time to time, such principal and interest payments being payable on each of the first, second, and third anniversary of the date of such promissory note

5.7   Admission of New Members. A new Member shall not be deemed admitted into the Company until the Capital Contribution required of such Person shall have been made and such Person has become a party to this Agreement.

ARTICLE VI.

CAPITAL MATTERS

6.1   Percentage Interests; Initial Capital Contributions; Units. The initial Capital Contribution of each Member is as set forth on Exhibit A (a form of which is attached hereto) which will be maintained at the principal office of the Company.

6.2   Additional Capital Contributions. There shall be no required additional capital contributions unless unanimously determined by the Managers and the Members.

6.3   Legend. Each Member hereby represents and warrants that such Member's acquisition of an Interest hereunder is made as principal for such Member's own account and not for resale or distribution of such Interest. Each Member further hereby agrees that, in the event units are issued evidencing ownership of Interests in the Company, the following legend may be placed upon the unit certificate or any other document or instrument evidencing ownership of units:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR

ANY STATE SECURITIES LAWS. THE INTERESTS MAY NOT BE PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED UNLESS THEY HAVE FIRST BEEN REGISTERED UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS COUNSEL TO THE COMPANY HAS GIVEN AN OPINION THAT SUCH TRANSFER IS EXEMPT THEREFROM UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THAT CERTAIN OPERATING AGREEMENT OF THE COMPANY, AS AMENDED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS (THE "AGREEMENT") ENTERED INTO BY ITS MEMBERS, AND ANY TRANSFER OF INTERESTS REPRESENTED BY THIS CERTIFICATE IN VIOLATION OF THE AGREEMENT IS VOID AND OF NO FORCE OR EFFECT, AND SHALL NOT BE RECOGNIZED ON THE BOOKS OF THE COMPANY.

ARTICLE VII.

PROFITS AND LOSSES

7.1 Allocations of Profit and Losses. The Company's profits and losses shall be allocated in accordance with each Member's Percentage Interest provided however that the profits and losses arising from or related to specific investments or transactions can be allocated from time to time in accordance with duly executed Resolutions. As of the date of this Agreement, the Percentage Interest of the initial Members are as designated in Section 6.1.

7.2 Capital Accounts. The Capital Accounts of all Members shall be maintained in accordance with Internal Revenue Code Section 704 and the applicable Treasury Regulations which are incorporated here by reference.

7.3 Deficit Balance. In the event the Company is "liquidated" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g), Distributions shall be made only to Members with positive Capital Accounts in compliance with Treas. Reg. § 1.704-1(b)(2)(ii)(b)(2). In the event any Member has a deficit balance in his Capital Account, after giving effect to all Capital Contributions, Distributions and allocations for all taxable years, including the year during which such liquidation occurs, such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed by such Member to the Company or to any other Member for any purpose whatsoever.

7.4 Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in §1.704-1(b)(2)(ii)(d)(4), §1.704-1(b)(2)(ii)(d)(5) or §1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 7.4 shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VII have been tentatively made as if this Section 7.4 were not in the Agreement.

ARTICLE VIII.

DISTRIBUTIONS

8.1   Cash Distribution. Cash distributions shall be distributed to the Members of the Company as and when determined by the Managers in accordance with each Member's Percentage Interest. There is no obligation on the Company to make distributions to enable Members to pay taxes on profits and gains allocated to such Members for any year.

8.2   Distributions on Liquidation. If all or substantially all of the assets of the Company are sold in connection with a liquidation of the Company, or if the Company is otherwise liquidated, the assets of the Company shall be distributed in the following order and priority:

8.2.1   The Liquidator (as defined in Section 10.3 hereof) shall first (i) pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims, known to the Company, (ii) make provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the Company is a party, and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within ten (10) years after the date of its dissolution. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision for payment shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims of equal priority, ratably to the extent of assets available therefor.

8.2.2   Next, at the election of a Class B Member, to such Class B Member in an amount equal to all Capital Contributions made by such Class B Member less all distributions made to such Class B Member pursuant to Section 8.1; *provided that* upon any such distribution, any and all Class B Units held by such Class B Member shall be deemed redeemed and extinguished.

8.2.3   Any remaining assets shall be distributed to each Member in accordance with its Percentage Interest to the extent of their positive Capital Account balances on or before the later of (i) the end of the taxable year during which such liquidation occurs and (ii) ninety (90) days after the date of such liquidation.

8.3   Liquidating Trust. Distributions pursuant to Section 8.2 may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company. The assets of any such trust shall be distributed to a Member from time to time in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Member pursuant to this Agreement.

8.4   Powers and Duties of Liquidator. The Liquidator, in distributing assets of the Company to the Members in accordance with this Section 8.4, shall have full power and authority to sell any or all of the assets of the Company or to distribute the same in kind to the Members. The fair market value of any assets to be distributed in kind shall be determined by an independent appraiser selected by the Liquidator. Any assets distributed in kind shall be subject to all operating agreements or other agreements relating thereto, which shall survive the termination of the Company. Following the completion of the winding up of the affairs of the Company and the distribution of its assets, the Liquidator shall file a Certificate of Cancellation and Certificate of Dissolution pursuant to the provisions of the California Act.

ARTICLE IX.

FINANCIAL/TAX MATTERS

9.1   Fiscal Year. The fiscal year of the Company shall end on December 31.

9.2   Company Funds. Pending application or distribution, the funds of the Company shall be deposited in such bank accounts, or invested in such interest-bearing or non-interest-bearing investments, including without limitation, federally insured checking and savings accounts, certificates of deposit and time or demand-deposits in U.S. government agencies or government backed securities or mutual funds investing primarily in such securities, or such other investments as the Managers deem appropriate.

9.3   Tax Returns. To the extent the Company is required by the applicable federal, state, local, or foreign tax law to file Tax Returns, the Managers shall cause Tax Returns of the Company to be prepared and timely filed with the appropriate Tax Authorities and shall timely pay, out of Company funds, any Tax owing by the Company.

9.4   Safe Harbor Election and Forfeiture Allocations.

9.4.1   The Members are hereby authorized to cause the Company to make an election to value any Interest issued as compensation for services to the Company (the "Compensatory Interest") at liquidation value (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Members shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

9.4.2   Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all transfers of the Compensatory Interest thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Members as permitted by the Proposed Rules or any applicable rule.

9.4.3 Each Member, by signing this Agreement or by accepting an Interest, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to any Compensatory Interest while the Safe Harbor Election remains effective.

9.4.4 The Members shall cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of all or part of a Compensatory Interest.

9.4.5 Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in amendments to this Agreement and to the extent so reflected shall be binding on each Member, provided, that such amendments are not reasonably likely to have a material adverse effect on the rights and obligations of the Members.

9.4.6 Each Member agrees to cooperate with the Company to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested.

9.4.7 No transfer, assignment or other disposition of any interest in the Company by a Member shall be effective unless prior to such transfer, assignment or disposition the transferee, assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section in form satisfactory to the Company.

ARTICLE X.

DISSOLUTION

10.1 Dissolution. The Company shall be dissolved upon the earliest to occur of the following:

10.1.1 the consent of the Managers (according to the voting provisions set forth herein) and a Supermajority in Interest to effect such dissolution; or

10.1.2 the entry of a decree of judicial dissolution.

10.2 No Other Dissolution. Except upon dissolution of the Company as provided in Section 10.1, this Agreement shall not be terminated.

10.3 Liquidation. Upon dissolution of the Company, the Members shall designate one or more Person or Persons or itself, as the person delegated the responsibility for liquidating the Company (the Member or such Person or Persons being herein referred to as the "Liquidator"). The Liquidator shall proceed to wind up the business and affairs of the Company in accordance with the requirements of the California Act and this Agreement. A reasonable amount of time shall be allowed for the period of winding up in light of prevailing market conditions and so as to avoid undue loss in connection with any sale of Company assets. This Agreement shall remain in full force and effect during the period of winding up.

10.4   Certificate of Cancellation and Certificate of Dissolution. Following dissolution
of the Company pursuant to Section 10.1 hereof, when all debts, liabilities and obligations of the
Company have been paid, satisfied, comprised or otherwise discharged or adequate provisions
have been made therefor, and all assets have been distributed to the Members, a Certificate of
Cancellation and Certificate of Dissolution shall be filed if required by the California Act.

ARTICLE XI.

INDEMNIFICATION

The Company shall indemnify and hold harmless the Managers and Members against any
damages, claims, liabilities or expenses (including reasonable attorneys' fees) incurred by or in
any way attributed to the Managers or Members in connection with the business of the Company
for any act or omission relating thereto. Neither the Company nor the Managers shall have any
claim against each other by reason of any act or omission taken or omitted to be taken by the
Managers or the Company except for actions or inactions constituting gross negligence, willful
misconduct or fraud.

ARTICLE XII.

GENERAL MATTERS

12.1   Checks, Drafts, Evidence of Indebtedness. All checks, drafts, or other orders for
payment of money, notes or other evidences of indebtedness issued in the name of or payable to
the Company shall be signed or endorsed in such manner and by such person or persons as shall
be designated from time to time by the Managers.

12.2   Contracts and Instruments; How Executed. The Managers, except as otherwise
provided in this Agreement, may authorize any officer or officers, agent or agents, to enter into
any contract or execute any instrument in the name of and on behalf of the Company, and this
authority may be general or confined to specific instances; and unless so authorized or ratified by
the Managers or within the agency power of an officer, no officer, agent, or employee other than
the Managers shall have any power or authority to bind the Company by any contract or
engagement or to pledge its credit or to render it liable for any purpose or for any amount.

ARTICLE XIII.

RECORDS AND REPORTS

13.1   Maintenance of Records. The accounting books and records, minutes of
resolutions of the Managers and all other information pertaining to the Company that is required
to be made available to the Members under the California Act shall be kept at such place or
places designated by the Managers or in the absence of such designation, at the principal place of
business of the Company. The accounting books and records and other information shall be kept
either in written form or in any other form capable of being converted into written form. The

books of account and records of the Company shall be maintained in accordance with generally accepted accounting principles consistently applied during the term of the Company, wherein all transactions, matters and things relating to the business and properties of the Company shall be currently entered.

ARTICLE XIV.

MISCELLANEOUS

14.1   Governing Law. This Agreement shall be governed by and interpreted under the substantive laws of the State of California.

14.2   Entire Agreement. This Agreement represents the entire agreement in respect of its subject matter and supersedes all prior agreements, and shall, except as otherwise expressly provided to the contrary, benefit and bind the personal representatives and assigns of the Members.

14.3   Headings. The descriptive headings herein are inserted for convenience only and do not constitute part of this Agreement.

14.4   Notice. Notices to each Member shall be given in writing and personally served or sent by registered or certified mail, return receipt requested, to such Member's last known address. All such notices shall be deemed received upon date of personal service or if mailed as provided herein, upon date of receipt; or, if delivery is refused or cannot be completed, then upon date of second attempted delivery.

14.5   Execution of Documents. The Members agree that they shall execute such instruments as may be necessary or appropriate to carry out the terms of this Agreement and the actions contemplated thereby.

14.6   Counterpart Execution. This Agreement may be executed in any number of counterparts and by facsimile with the same effect as if all of the Member(s) had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

14.7   Amendment. This Agreement may be amended from time to time in writing by a majority of the Percentage Interests of the Members.

14.8   Spousal Consent. Each Member who is a married individual shall, upon becoming a Member or, if later, upon becoming married, cause his spouse to execute a spousal consent in the form attached hereto as Exhibit B and shall furnish such consent to the Company.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, and intending to be legally bound, the Members and Managers have executed this Operating Agreement as of the day and date first above written.

BALI BEVERAGE COMPANY, LLC

Class B Members:

EDWARD FARLEY

_____
Edward Farley

KEN RAMIREZ

_____
Ken Ramirez

MATTHEW VERNON

_____
Matthew Vernon

TIM CONNELL

_____
Tim Connell

STEPHEN HOUCK

_____
Stephen Houck

NICOLAS M. SUNDLIE-CHAMBON

_____
Nicolas M. Sundlie-Chambon

KAZUMA YAMAUCHI

山内一馬

Kazuma Yamauchi

RONNIE ROY, P.C.

Name: Moharshi Roy
Title: President

Managers:

EDWARD FARLEY

Edward Farley
Operating Manager

KEN RAMIREZ

Ken Ramirez
Operating Manager

MATTHEW VERNON

Matthew Vernon
Operating Manager

TIM CONNELL

Tim Connell
Non-Operating Manager

EXHIBIT A

CAPITAL CONTRIBUTION; MEMBERSHIP INTERESTS

Member Name and Address	Cash Contribution	IP Contribution	Units	Percentage Interest
Edward Farley [_____] [_____]		X	45,000 Class B Units	45.00%
Ken Ramirez [_____] [_____]	$20,000	X	15,000 Class B Units	15.00%
Matthew Vernon [_____] [_____]		X	8,000 Class B Units	8.00%
Tim Connell [_____] [_____]		X	2,500 Class B Units	2.50%
Stephen Houck [_____] [_____]		X	2,000 Class B Units	2.00%
Kazuma Yamauchi [_____] [_____]		X	1,100 Class B Units	1.10%
Nicolas M. Sundlie-Chambon [_____] [_____]		X	1,000 Class B Units	1.00%
Ronnie Roy, P.C. [_____] [_____]		X	500 Class B Units	0.50%
Reserved For Future Issuance to Service Providers			12,400 Units	12.40%
Reserved For Future Issuance to Investors			12,000 Units	12.00%

EXHIBIT B

SPOUSAL CONSENT

The undersigned is the spouse of Tim Connell and acknowledges that [he/she] has read the Operating Agreement (the "**Agreement**") for Bali Beverage Company, LLC, a California limited liability company (the "**Company**"), dated as of September 22, 2017, and understands its provisions. The undersigned is aware that, by the provisions of the Agreement the undersigned and [his/her] spouse have agreed to sell or transfer all [his/her] Units in the Company, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon. If the undersigned predeceases [his/her] spouse when [his/her] spouse owns any Units in the Company, [he/she] hereby agrees not to devise or bequeath whatever community property interest or quasi-community property interest [he/she] may have in the Company in contravention of the Agreement.

Date: 8/30/17

Signature: [signature]

Print Name: Gayle Connell

SPOUSAL CONSENT

The undersigned is the spouse of _____ and acknowledges that [he/she] has read the Operating Agreement (the "**Agreement**") for Bali Beverage Company, LLC, a California limited liability company (the "**Company**"), dated as of September 22, 2017, and understands its provisions. The undersigned is aware that, by the provisions of the Agreement the undersigned and [his/her] spouse have agreed to sell or transfer all [his/her] Units in the Company, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon. If the undersigned predeceases [his/her] spouse when [his/her] spouse owns any Units in the Company, [he/she] hereby agrees not to devise or bequeath whatever community property interest or quasi-community property interest [he/she] may have in the Company in contravention of the Agreement.

Date:_____

Signature:_____

Print Name:_____

EXHIBIT B

SPOUSAL CONSENT

The undersigned is the spouse of Edward Ford and acknowledges that [he/she] has read the Operating Agreement (the "**Agreement**") for Bali Beverage Company, LLC, a California limited liability company (the "**Company**"), dated as of September 22, 2017, and understands its provisions. The undersigned is aware that, by the provisions of the Agreement the undersigned and [his/her] spouse have agreed to sell or transfer all [his/her] Units in the Company, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon. If the undersigned predeceases [his/her] spouse when [his/her] spouse owns any Units in the Company, [he/she] hereby agrees not to devise or bequeath whatever community property interest or quasi-community property interest [he/she] may have in the Company in contravention of the Agreement.

Date: 26th September 2017

Signature: [signature]

Print Name: Amira Fickewirth